Janel World Trade, Ltd.
150-14 132nd Avenue
Jamaica, New York 11434
(718) 527-3800

February 24, 2011

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re:	Janel World Trade, Ltd.
Registration Statement on Form S-1
File No. 333-158094

Ladies and Gentlemen:

Janel World Trade, Ltd. (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended, which has not been declared effective by the Commission (SEC File No. 333-158094), along with all exhibits filed thereto (the “Registration Statement”).

The securities to be registered pursuant to the Registration Statement were to be sold for the benefit of selling security holders.  The Company is seeking withdrawal of the Registration Statement since it is no longer obligated to register the securities on behalf of such selling security holders.  No securities have been sold pursuant to the Registration Statement.

The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.  Please fax a copy of the written order to the attention of our counsel, Hillel Tendler at Neuberger, Quinn, Gielen, Rubin & Gibber, at (410) 332-8553.

If you have any questions regarding this application, please contact Hillel Tendler at (410) 332-8552.  Thank you very much.

Very truly yours,

/s/ Philip J. Dubato

Philip J. Dubato
Chief Financial Officer

cc:	James N. Jannello
Chief Executive Officer